Filed pursuant to Rule 433 Registration Statement No. 333-218604-02 FINANCIAL PRODUCTS FACT SHEET (T1187)

Offering Period: January 2, 2018 – January 18, 2018

Autocallable Securities due January 26, 2022 Linked to the Performance of the

Lowest Performing of the S&P 500® Index and the EURO STOXX 50® Index

Product Terms

•	If a Trigger Event occurs on any Trigger Observation Date, the securities will be automatically redeemed and you will receive a cash payment equal to the principal amount of securities you hold plus the Automatic Redemption Premium applicable to that Trigger Observation Date.
•	If the securities are not automatically redeemed and the Final Level of each Underlying is equal to or greater than its Initial Level, you will receive the principal amount at maturity plus the Contingent Maximum Return expected to be between $370 and $410 (to be determined on the Trade Date).
•	If the securities are not automatically redeemed and a Knock-In Event has not occurred, you will receive the principal amount at maturity plus the Contingent Minimum Return of $100.
•	If the securities are not automatically redeemed and a Knock-In Event has occurred, you will be fully exposed to any depreciation in the Lowest Performing Underlying.
•	Any payment on the securities is subject to our ability to pay our obligations as they become due.

Issuer*:	Credit Suisse AG ("Credit Suisse"), acting through its London branch
Trade Date:	Expected to be January 19, 2018.
Settlement Date:	Expected to be January 26, 2018
Underlyings:	The S&P 500® Index and the EURO STOXX 50® Index
Automatic Redemption:	If a Trigger Event occurs on any Trigger Observation Date, the securities will be automatically redeemed and you will receive a cash payment equal to the principal amount of securities you hold plus the Automatic Redemption Premium applicable to that Trigger Observation Date. Payment will be made in respect of such redemption on the corresponding Automatic Redemption Date, and no further payments on the securities will be made.
Trigger Event:	Occurs if, on any Trigger Observation Date, the closing level of each Underlying on such Trigger Observation Date is equal to or greater than its respective Trigger Level.
Trigger Level**:	For each Underlying, approximately 100% of the Initial Level of such Underlying.
Trigger Observation Dates**:	January 18, 2019, January 17, 2020 and January 19, 2021
Automatic Redemption Dates**:	January 28, 2019, January 27, 2020 and January 26, 2021
Automatic Redemption Premium Rate**:	Expected to be between 9.25% and 10.25% per annum
Automatic Redemption Premium**:

For each $1,000 principal amount of securities you hold:

• Expected to be between $92.50 and $102.50 if a Trigger Event occurs on the first Trigger Observation Date.

• Expected to be between $185 and $205 if a Trigger Event occurs on the second Trigger Observation Date.

• Expected to be between $277.50 and $307.50 if a Trigger Event occurs on the third Trigger Observation Date.

Knock-In Level**:	For each Underlying, approximately 70% of the Initial Level of such Underlying.
Knock-In Event:	Occurs if the Final Level of any Underlying is less than its Knock-In Level.
Initial Level:	For each Underlying, the closing level of such Underlying on the Trade Date.
Final Level:	For each Underlying, the closing level of such Underlying on the Valuation Date.
Redemption Amount:	Subject to Automatic Redemption, for each $1,000 principal amount of securities, $1,000 x (1 + Underlying Return of the Lowest Performing Underlying).
Lowest Performing Underlying:	The Underlying with the lowest Underlying Return.
Underlying Return:	For each Underlying, (i) if the Final Level of each Underlying is equal to or greater than its Initial Level, the Contingent Maximum Return and (ii) if the Final Level of any Underlying is less than its Initial Level and (a) a Knock-In Event has occurred, [(Final Level – Initial Level)/Initial Level]; or (b) a Knock-In Event has not occurred, then Contingent Minimum Return.
Contingent Maximum Return**:	Expected to be between 37% and 41% (to be determined on the Trade Date)
Contingent Minimum Return**:	10%
Valuation Date:	January 19, 2022
Maturity Date:	January 26, 2022
CUSIP:	22550W4J3
Fees:	Certain fiduciary accounts may pay a purchase price of at least $973.50 per $1,000 principal amount of securities, and Credit Suisse Securities (USA) LLC and any agent (the “Agents”) will forgo any fees with respect to such sales. The Agents may pay varying discounts and commissions of between $22.50 and $26.50 per $1,000 principal amount of securities. The Agent(s) through whom we distribute securities may enter into arrangements with other institutions with respect to the distribution of the securities, and those institutions may share in the commissions, discounts or other compensation received by the Agent(s), may be compensated separately and may also receive commissions from purchasers for whom they may act as agents. CSSU will also pay certain institutions or service providers a fee of $4 per security in consideration for providing education, structuring or other services with respect to the distribution of the securities. In addition, an affiliate of ours may pay referral fees of $4.50 per $1,000 principal amount of securities. The Agent(s) may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers.

* As used in this document, references to “we” or “our” are to Credit Suisse AG, as Issuer. ** To be determined on the Trade Date.

Certain Product Characteristics

• For each Underlying, the Knock-In Level will be approximately 70% of its Initial Level**

Hypothetical Returns at Maturity

Percentage Change from the Initial Level to the Final Level of the Lowest Performing Underlying	Underlying Return of the Lowest Performing Underlying	Redemption Amount per $1,000 Principal Amount (1)(2)(3)
50%	37%	$1,370
40%	37%	$1,370
30%	37%	$1,370
20%	37%	$1,370
10%	37%	$1,370
0%	37%	$1,370
−1%	10%	$1,100
−10%	10%	$1,100
−20%	10%	$1,100
−30%	10%	$1,100
−31%	−31%	$690
−40%	−40%	$600
−50%	−50%	$500

(1)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.

(2)	Assumes Contingent Maximum Return of 37%** (the bottom of the expected range) and a Contingent Minimum Return of 10%

(3)	Assumes a Knock-In Level of 70%** and that the securities have not been automatically redeemed.

Hypothetical Amounts due upon Automatic Redemption

Trigger Observation Date on Which Securities Are Called	Applicable Automatic Redemption Premium	Redemption Amount per $1,000 Principal Amount(1)
1st	$92.50	$1,092.50
2nd	$185	$1,185
3rd	$277.50	$1,277.50

(1)	This table illustrates the amount that would be due if a Trigger Event occurs on any Trigger Observation Date, based on the bottom of each expected range. If a Trigger Event occurs on any Trigger Observation Date, the securities will be automatically redeemed and investors will receive a cash payment equal to the principal amount of securities they hold plus the Automatic Redemption Premium applicable to that Trigger Observation Date. No further payments on the securities will be made.

FINANCIAL PRODUCTS

FACT SHEET

Offering Period: January 2, 2018 – January 18, 2018

Autocallable Securities due January 26, 2022 Linked to the Performance of the Lowest Performing

of the S&P 500® Index and the EURO STOXX 50® Index

Certain Product Risks

•	Your investment may result in a loss of up to 100% of the principal amount of the securities you hold. If a Knock-In Event occurs, the Underlying Return of the Lowest Performing Underlying will be negative you will be fully exposed to the depreciation in the Lowest Performing Underlying.

•	If the securities are automatically redeemed, the appreciation potential of the securities will be limited to the applicable Automatic Redemption Premium.

•	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.

•	The Redemption Amount will be based on the Underlying Return of the Lowest Performing Underlying and, therefore, you will not benefit from the performance of any other Underlying.

•	The securities are exposed to the risk of fluctuations in the level of the Underlyings to the same degree for each Underlying.

•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.

•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.

•	Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.

•	Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

•	The securities will be affected by a number of economic, financial, political, regulatory, and judicial factors that may either offset or magnify each other.

•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlyings.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the preliminary pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated December 29, 2017, Underlying Supplement dated June 30, 2017, Product Supplement No. I–B dated June 30, 2017, Prospectus Supplement dated June 30, 2017 and Prospectus dated June 30, 2017, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement:
https://www.sec.gov/Archives/edgar/data/1053092/000095010317012958/dp84696_424b2-t1187.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.